Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Prudential Bancorp, Inc. (“Prudential”) is authorized to issue 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. Each share of common stock of Prudential has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Common Stock

Dividends.  Prudential can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock will be entitled to receive and share equally in such dividends as may be declared by Prudential’s board of directors out of funds legally available therefor.  If Prudential issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of Prudential common stock possess exclusive voting rights in Prudential.  They elect its board of directors and act on such other matters as are required to be presented to them under Pennsylvania law or its articles of incorporation or as are otherwise presented to them by the board of directors.  Except as discussed in “–Certain Anti-Takeover Provisions,” each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.  If Prudential issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation.  In the event of any liquidation, dissolution or winding up of Prudential, the holders of the then-outstanding common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including with respect to the liquidation account of Prudential), all of its assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights.  Holders of the common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future.  The common stock is not subject to redemption.

Preferred Stock

None of the shares of Prudential’s authorized preferred stock have been issued.  Such stock may be issued with such preferences and designations as the board of directors may from time to time determine.  The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Certain Anti-Takeover Provisions

Certain provisions of the articles of incorporation and bylaws of Prudential and Pennsylvania law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect.  Provisions in the articles of incorporation and bylaws of Prudential provide, among other things:

●	that Prudential’s board of directors shall be divided into classes with only one-third of its directors standing for reelection each year;
●	that special meetings of shareholders may only be called by Prudential’s board of directors;

●	that shareholders generally must provide Prudential advance notice of shareholder proposals and nominations for director and provide certain specified related information in the proposal;
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that any merger or similar transaction be approved by a super-majority vote (75%) of shareholders entitled to vote unless it has previously been approved by at least two-thirds of Prudential’s directors;

●	that no person may acquire or offer to acquire more than 10% of the issued and outstanding shares of any class of equity securities of Prudential; and
●

the board of directors has the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights.

Provisions of the Pennsylvania Business Corporation Law (“PBCL”), applicable to Prudential, provide, among other things, that:

●

Prudential may not engage in a business combination with an “interested shareholder,” generally defined as a holder of 20% of a corporation’s voting stock, during the five-year period after the interested shareholder became such except under certain specified circumstances;

●

holders of common stock may object to a “control transaction” involving Prudential (a control transaction is defined as the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of a corporation), and demand that they be paid a cash payment for the “fair value” of their shares from the “controlling person or group;” and

●

any “profit,” as defined, realized by any person or group who is or was a “controlling person or group” with respect to Prudential from the disposition of any equity securities of Prudential to any person shall belong to and be recoverable by Prudential when the profit is realized in a specified manner.

Pennsylvania-chartered corporations may exempt themselves from these anti-takeover provisions. Prudential’s articles of incorporation do not provide for exemption from the applicability of these provisions.  The PBCL includes additional anti-takeover provisions from which Prudential elected to exempt itself from as provided in its articles of incorporation.

The provisions noted above as well as others discussed below may have the effect of discouraging a future takeover attempt which is not approved by the board of directors of Prudential but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price.  As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so.  The provisions may also render the removal of Prudential’s board of directors or management more difficult.  Furthermore, such provisions could render Prudential being deemed less attractive to a potential acquiror and/or could result in Prudential’s shareholders receiving a lesser amount of consideration for their shares of Prudential common stock than otherwise could have been available either in the market generally and/or in a takeover.

A more detailed discussion of these and other provisions of Prudential’s articles of incorporation and bylaws and the PBCL is set forth below.

Board of Directors.  The articles of incorporation and bylaws of Prudential require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class will be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.  Holders of the common stock of Prudential do not have cumulative voting in the election of directors.

Under Prudential’s articles of incorporation, any vacancy occurring in its board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present, or by a sole remaining director.  Any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

The articles of incorporation of Prudential provide that any director may be removed by shareholders only for cause at a duly constituted meeting of shareholders called expressly for that purpose upon the vote of the holders of not less than a majority of the total votes eligible to be cast by shareholders.  Cause for removal shall exist only if the director whose removal is proposed has been either declared incompetent by order of a court, convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction, or deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of such directors’ duties to Prudential.

Consideration of Interests.  The PBCL provides that in discharging the duties of their respective positions, including in the context of evaluating an offer to acquire Prudential, the board of directors, committees of the board and individual directors of a business corporation may consider the following:

●	the effects of any action upon any and all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located;
●	the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation;
●	the resources, intent and conduct (past, stated and potential) or any person seeking to acquire control of the corporation; and
●	all other pertinent factors.

The board of directors, committees of the board and individual directors shall not be required, in considering the best interests of the corporation or the effects of any such action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor.

Limitations on Liability.  The articles of incorporation of Prudential provide that the personal liability of its directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the PBCL as it exists on the effective date of the articles of incorporation or as such law may be thereafter in effect.  Section 1713 of the PBCL currently provides that directors, but not officers, of corporations that have adopted such a provision will not be so liable, unless:

●	the director has breached or failed to perform the duties of his office in accordance with the PBCL; and
●	the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

This provision absolves directors of personal liability for monetary damages for negligence in the performance of their duties, including gross negligence.  It does not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional “duty of loyalty” to Prudential and its shareholders, and it does not affect the availability of injunctive or other equitable relief as a remedy.

If Pennsylvania law is amended in the future to provide for greater limitations on the personal liability of directors or to permit corporations to limit the personal liability of officers, the provision in Prudential’s articles of incorporation limiting the personal liability of directors and officers will automatically incorporate such amendments to the law without further action by shareholders.  Similarly, if Pennsylvania law is amended in the future to restrict the ability of a corporation to limit the personal liability of directors, Prudential’s articles of incorporation will automatically incorporate such restrictions without further action by shareholders.

The provision limiting the personal liability of Prudential’s directors does not eliminate or alter the duty of its directors; it merely limits personal liability for monetary damages to the extent permitted by the PBCL. Moreover, it applies only to claims against a director arising out of his role as a director; it currently does not apply to claims arising out of his role as an officer, if he is also an officer, or arising out of any other capacity in which he serves because the PBCL does not authorize such a limitation of liability.  Such limitation also does not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to federal, state or local law.

Indemnification of Directors, Officers, Employees and Agents.  The bylaws of Prudential provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director, officer, or agent of Prudential.  Indemnification will be furnished against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with such threatened, pending or completed action, suit or proceeding.  In particular, indemnification will be made against judgments and settlements in derivative suits.  Indemnification will be made unless a judgment or other final adjudication establishes that the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness.  The indemnification provisions also require Prudential to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding, provided that the indemnified person undertakes to repay us if it is ultimately determined that such person was not entitled to indemnification.  The rights of indemnification provided in Prudential’s bylaws are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or directors or otherwise. In addition, Prudential’s bylaws authorize it to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Prudential, whether or not Prudential would have the power to provide indemnification to such person. By action of the Prudential board, Prudential may create and fund a trust fund or fund of any nature, and may enter into agreements with Prudential’s officers and directors, for securing or insuring in any manner Prudential’s obligation to indemnify or advance expenses provided for in the provisions in Prudential’s bylaws regarding indemnification.

Special Meetings of Shareholders.  The articles of incorporation of Prudential contain a provision pursuant to which, except as otherwise provided by law, special meetings of its shareholders may be called only by the board of directors pursuant to a resolution approved by a majority of the directors then in office.

Shareholder Nominations and Proposals.  The bylaws of Prudential provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in the bylaws.  Written notice of a shareholder nomination must be communicated to the attention of the secretary and either delivered to, or mailed and received at, Prudential’s principal executive offices not later than (a) with respect to an annual meeting of shareholders, 120 days prior to the anniversary date of the mailing of proxy materials by Prudential in connection with the immediately preceding annual meeting of shareholders.

Prudential’s bylaws also provide that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting.  To be properly brought before an annual meeting, business must be specified in the notice of the meeting, or any supplement thereto, given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder.  For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to Prudential’s secretary.  To be timely, a shareholder’s notice must be delivered to or mailed and received at Prudential’s principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials by Prudential in connection with the immediately preceding annual meeting of shareholders.  Prudential’s bylaws also require that the notice must contain certain information in order to be considered.  The board of directors may reject any shareholder proposal not made in accordance with the bylaws. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with Prudential’s bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Shareholder Action Without a Meeting.  The articles of incorporation of Prudential provide that any action permitted to be taken by the shareholders at a meeting may be taken without a meeting if a written consent setting forth the action so taken is signed by all of the shareholders entitled to vote.

Limitations on Acquisitions of Voting Stock and Voting Rights.  The articles of incorporation of Prudential provide that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (a) more than 10% of the issued and outstanding shares of any class of Prudential’s equity securities or (b) any securities convertible into, or exercisable for, any equity securities of Prudential if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for such equity securities, such person would be the beneficial owner of more than 10% of any class of Prudential’s equity securities.  The term “person” is broadly defined in Prudential’s articles of incorporation to prevent circumvention of this restriction.

The foregoing restrictions do not apply to (a) any offer with a view toward public resale made exclusively to Prudential by underwriters or a selling group acting on its behalf, (b) any employee benefit plan established by Prudential or Prudential Bank or any trustees of such plan and (c) any other offer or acquisition approved in advance by the affirmative vote of 80% of Prudential’s board of directors.  In the event that shares are acquired in violation of this restriction, all shares beneficially owned by any person in excess of 10% will not be counted as shares entitled to vote and will not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and Prudential’s board of directors may cause the excess shares to be transferred to an independent trustee for sale.

Mergers, Consolidations and Sales of Assets.  For a merger, consolidation, sale of assets or other similar transaction to occur, the PBCL generally requires the approval of the board of directors and the affirmative vote of the holders of a majority of the votes cast by all shareholders entitled to vote thereon.  The articles of incorporation of Prudential provide that any merger, consolidation, share exchange, sale of assets, division or voluntary dissolution shall require approval of 75% of the eligible voting shares unless the transaction has been previously approved by at least two-thirds of its board of directors, in which case the majority of the votes cast standard would apply.  In addition, if any class or series of shares is entitled to vote thereon as a class, the PBCL requires the affirmative vote of a majority of the votes cast in each class for any plan of merger or consolidation.  The PBCL also provides that unless otherwise required by a corporation’s governing instruments, a plan of merger or consolidation shall not require the approval of the shareholders if:

●	whether or not the “constituent” corporation, in this case, Prudential, is the surviving corporation (a) the surviving or new corporation is a Pennsylvania business corporation and the articles of the surviving or new corporation are identical to the articles of the constituent corporation, except for specified changes which may be adopted by a board of directors without shareholder action, (b) each share of the constituent corporation outstanding immediately prior to the effective date of the merger or consolidation is to continue as or to be converted into, except as may be otherwise agreed by the holder thereof, an identical share of the surviving or new corporation after the effective date of the merger or consolidation, and (c) the plan provides that the shareholders of the constituent corporation are to hold in the aggregate shares of the surviving or new corporation to be outstanding immediately after the effectiveness of the plan entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors;
●	immediately prior to adoption of the plan and at all times prior to its effective date, another corporation that is a party to the merger or consolidation owns directly or indirectly 80% or more of the outstanding shares of each class of the constituent corporation; or
●	no shares of the constituent corporation have been issued prior to the adoption of the plan of merger or consolidation by the board of directors.

As holder of all of the outstanding Prudential Bank common stock, Prudential generally will be able to authorize a merger, consolidation or other business combination involving Prudential Bank without any additional approval being required of the shareholders of Prudential.

Business Combinations with Interested Shareholders.  Under the PBCL, a registered corporation may not engage in a business combination with an interested shareholder except for certain types of business combinations as enumerated under Pennsylvania law.  The PBCL defines a “business combination” generally to include, with respect to a corporation, certain sales, purchases, exchanges, leases, mortgages, pledges, transfers or dispositions of assets, mergers or consolidations, certain issuances or reclassifications of securities, liquidations or dissolutions or certain loans, guarantees or financial assistance, pursuant to an agreement or understanding between such corporation or any subsidiaries, on the one hand, and an interested shareholder or an “affiliate” or “associate” thereof, on the other hand.  An “interested shareholder” is defined generally to include any individual, partnership, association or corporation which is the beneficial owner, as defined, of at least 20% of the outstanding voting stock of the corporation or which is an affiliate or associate of such corporation and at any time within the five-year period prior to the date in question was the beneficial owner of at least 20% of the outstanding voting stock.

Control Transactions.  The PBCL includes provisions which allow holders of voting shares of a registered corporation that becomes the subject of a “control transaction” to object to such transaction and demand that they be paid a cash payment for the “fair value” of their shares from the “controlling person or group.”  A “control transaction” for purposes of these provisions means the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of the registered corporation, subject to certain limited exceptions.  “Fair value” for purposes of these provisions means an amount not less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the control transaction, plus an increment representing any value, including without limitation any proportion of any value payable for acquisition of control of the corporation, that may not be reflected in such price.

Disgorgement by Certain Controlling Shareholders.  The PBCL includes provisions which generally provide that any “profit” realized by any person or group who is or was a “controlling person or group” with respect to a registered corporation from the disposition of any equity security of the corporation to any person shall belong to and be recoverable by the corporation where the profit is realized by such person or group:  (1)  from the disposition of the equity security within 18 months after the person or group attained the status of a controlling person or group; and (2)  the equity security had been acquired by the controlling person or group within 24 months prior to or 18 months subsequent to the attaining by the person or group of the status of a controlling person or group.

A “controlling person or group” for purposes of these provisions of the PBCL is defined to mean (1) a person or group who has acquired, offered to acquire or, directly or indirectly, publicly disclosed or caused to be disclosed the intention of acquiring voting power over voting shares of a registered corporation that would entitle the holder thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation or (2) a person or group who has otherwise, directly or indirectly, publicly disclosed or caused to be disclosed that it may seek to acquire control of a corporation through any means.  The definition of “controlling person or group” also includes terms which are designed to facilitate a corporation’s determination of the existence of a group and members of a controlling group.

The PBCL excludes certain persons and holders from the definition of a controlling person or group, absent “significant other activities” indicating that a person or group should be deemed a controlling person or group.  The PBCL similarly provides that, absent a person or group’s direct or indirect disclosure or causing to be disclosed that it may seek to acquire control of the corporation through any means, a person or group will not be deemed to be a controlling person or group if such person or group holds voting power, among other ways, as a result of the solicitation of proxies or consents if such proxies or consents are (a) given without consideration in response to a solicitation pursuant to the Securities Exchange Act of 1934 and the regulations thereunder and (b) do not empower the holder thereof to vote such shares except on the specific matters described in such proxy or consent and in accordance with the instructions of the giver of such proxy or consent.  The disgorgement provisions of the PBCL applicable to registered corporations also do not apply to certain specified transfers of equity securities, including certain acquisitions and dispositions which are approved by a majority vote of both the board of directors and shareholders of the corporation in the prescribed manner.

Actions to recover any profit due to a registered corporation under the disgorgement provisions of the PBCL may be commenced by the corporation in any court of competent jurisdiction within two years from the date any recoverable profit was realized.  Such an action also may be commenced by a shareholder on behalf of the corporation if the corporation refuses to bring the action within 60 days after written request by a shareholder or the corporations fail to prosecute the action diligently.  Although any recovery of profits would be due the corporation, the shareholder would be entitled to reimbursement of all costs incurred in connection with the bringing of any such action in the event that such action results in a judgment recovering profits for the corporation.

Control-Share Acquisitions.  The PBCL includes provisions which generally require that shareholders of a registered corporation approve a “control-share acquisition,” as defined therein.  Pursuant to authority contained in the PBCL, Prudential’s articles of incorporation contain a provision which provides that the control-share acquisition provisions of the PBCL shall not be applicable to Prudential.

Amendment of Governing Instruments.  The articles of incorporation of Prudential generally provide that no amendment of the articles of incorporation may be made unless it is first approved by its board of directors and thereafter approved by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, provided, however, any amendment which is inconsistent with Articles VI (directors), VII (meetings of shareholders, actions without a meeting), VIII (liability of directors and officers), IX (restrictions on offers and acquisitions), XI (shareholder approval of mergers and other actions) and XII (amendments to the articles of incorporation and bylaws) must be approved by the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon unless approved by the affirmative vote of 80% of the directors of Prudential then in office.

Prudential’s bylaws may be amended by the majority vote of the full board of directors at a regular or special meeting of the board of directors or by a majority vote of the shares  entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of  the preferred stock as may be required by the provisions of any series thereof, provided, however, that the shareholder vote requirement for any amendment to the bylaws which is inconsistent with Sections 2.10 (shareholder proposals), 3.1 (number of directors and powers), 3.2 (classifications and terms of directors), 3.3 (director vacancies), 3.4 (removal of directors) and 3.12 (director nominations) and Article VI (indemnification) is the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon.

Issuance of Capital Stock to Directors, Officers and Controlling Persons.  Prudential’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to Prudential’s directors, officers or controlling persons.  Thus, Prudential could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of Prudential capital stock could be issued directly to directors or officers without shareholder approval.  The Marketplace Rules of the NASDAQ, however, generally require corporations like Prudential with securities which will be listed on the NASDAQ to obtain shareholder approval of most stock compensation plans for directors, officers and key employees of the corporation.  Moreover, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax law treatment under current laws and regulations.

Regulatory Restrictions

Federal law requires the approval of the Board of Governors of the Federal Reserve Board (“Federal Reserve Board”) prior to any person or entity, or any persons or entities acting in concert, acquiring 10% or more of the common stock of Prudential, and prior to certain other actions that are deemed pursuant to regulations of the Federal Reserve Board to constitute control. In addition, Pennsylvania law requires the approval of the Pennsylvania Department of Banking and Securities prior to acquiring control of a Pennsylvania savings bank such as Prudential Bank.